(As filed October 12, 2000)

                                                                File No. 70-9525

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                   -------------------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       on
                              FORM U-1 ("POS-AMC")
                                       to
                             APPLICATION-DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                      NATIONAL FUEL GAS SUPPLY CORPORATION
                               10 Lafayette Square
                             Buffalo, New York 14203

                          NATIONAL FUEL RESOURCES, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                          SENECA RESOURCES CORPORATION
                               UPSTATE ENERGY INC.
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                   ------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)

                   -------------------------------------------

                               Philip C. Ackerman
                                    President
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

                   -------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     James R. Peterson, Esq.            Robert J. Reger, Jr., Esq.
     Assistant Secretary                Andrew F. MacDonald, Esq.
     National Fuel Gas Company          Thelen Reid & Priest LLP
     10 Lafayette Square                40 West 57th Street
     Buffalo, New York 14203            New York, New York 10019


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


     National Fuel Gas Company ("National"), and its principal gas-related non-utility subsidiaries, National Fuel Gas Supply Corporation ("Supply"), National Fuel Resources, Inc. ("Resources"), Seneca Resources Corporation ("Seneca") and Upstate Energy Inc. ("Upstate Energy") (collectively, "Applicants") hereby post-effectively amend their Application on Form U-1, docketed on SEC File No. 70-9525, as heretofore amended, as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
          ------------------------------------

     National is a public-utility holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its direct and indirect subsidiaries, National is engaged in all phases of the natural gas business, namely: exploration, production, purchasing, gathering, processing, transportation, storage, retail distribution and wholesale and retail marketing. National owns all of the issued and outstanding common stock of National Fuel Gas Distribution Corporation ("Distribution"), a gas-utility company that sells natural gas at retail and provides natural gas transportation services through a local distribution system to over 733,000 customers in western New York and northwestern Pennsylvania. Supply owns and operates an approximately 3,065 mile interstate natural gas transportation system as well as numerous natural gas storage areas. Seneca, directly and through subsidiaries, engages in exploration and development of natural gas and oil in the United States and Canada. Resources and Upstate Energy are energy marketers. National also indirectly holds a one-third general partnership interest in Independence Pipeline Company ("Independence Pipeline").

     By order dated December 16, 1999 (HCAR No. 27144) (the "1999 Order"), the Commission authorized National, through Supply, Seneca, Resources and Upstate Energy (collectively, the "Non-Utility Subsidiaries") to acquire from time to time through December 31, 2003 (the "Authorization Period"), in one or more transactions, the equity and debt securities of one or more companies that are


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


engaged in or are formed to engage in certain categories of non-utility gas-related operations in Canada ("Foreign Energy Affiliates"). The Commission authorized National and the Non-Utility Subsidiaries to invest up to $300 million in the securities of Foreign Energy Affiliates (the "Investment Limitation"). In addition, the Commission authorized Resources and Upstate Energy to engage directly in marketing and brokering and related activities in Canada. In the 1999 Order, the Commission reserved jurisdiction pending completion of the record over the conduct of any business activities by Foreign Energy Affiliates outside the United States and Canada.

     Pursuant to the 1999 Order, Seneca formed National Fuel Exploration Corp. ("Exploration"), a wholly-owned Alberta corporation. In June 2000, Exploration completed the acquisition of Tri Link Resources, Ltd. ("Tri Link"), a Calgary, Alberta-based oil and gas exploration and production company. Tri Link was then amalgamated with Exploration pursuant to the provisions of the Alberta Business Corporation Act.

     To date, National has invested $231.6 million in the activities of Exploration, its only Foreign Energy Affiliate. This investment is comprised of approximately $78.5 million in Exploration's common stock equity and approximately $153.1 million in long-term intercompany notes payable. Applicants now request that the Investment Limitation be increased to $800 million. In all other respects, the transaction heretofore authorizing the Commission in this docket would remain unchanged.

     There are several reasons for this requested increase in the Investment Limitation. First, additional funds are required in connection with the development of Exploration's assets. In particular, Exploration now controls nearly 1.8 million undeveloped acres in Alberta, Saskatchewan and Manitoba, Canada. Exploration has adopted an exploration and development program for


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


fiscal year 2001 which will require additional funding from Seneca, and the development of these western Canadian assets is critical at this time of concern over the price and supply of natural gas and oil, especially in the eastern United States. Second, investment in Canada makes particular sense at this time. In particular, with the planned October 30, 2000 in service date for the Alliance Pipeline running from northeastern British Columbia and northwestern Alberta to Chicago, Illinois, the opportunity to efficiently transport western Canadian natural gas into the United States and, ultimately, to the National system should be greatly enhanced. Furthermore, the Independence Pipeline project in which National indirectly holds a one-third interest has received its Certificate of Public Convenience and Necessity from the Federal Energy Regulatory Commission. This proposed 370 mile natural gas pipeline from Defiance, Ohio to Leidy, Pennsylvania which currently has a planned in service date of November 1, 2002 should further enhance the transmission of western Canadian gas to the large eastern markets including the National system. Third, in addition Seneca's efforts to develop western Canadian gas and the promise offered by existing pipeline projects, Supply is currently investigating opportunities to construct additional pipeline facilities which would have a direct impact in the transportation of Canadian natural gas to the United States markets.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees and expenses to be incurred by applicants in connection with this Post-Effective Amendment are estimated not to exceed $10,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1  General.
          -------

     Sections 9(a) and 10 of the Act are deemed applicable to the acquisition of the securities of or other interest in any Foreign Energy Affiliates. Rule 54 is


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


also deemed applicable to the proposed transactions. Sections 2(a) and 2(b) of the Gas Related Activities Act of 1990 ("GRAA"), as applicable, would also apply to any direct or indirect investment in Foreign Energy Affiliates.

     3.2  Rule 54 Analysis.
          ----------------

     Rule 54 provides that, in determining whether to approve any transaction by a registered holding company that is unrelated to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any EWG or FUCO on the holding company system if the requirements of Rule 53(a), (b) and (c) are met. National is currently in compliance with all requirements of Rule 53(a). Specifically, National's "aggregate investment" (as defined in Rule 53(a)(1)) in all EWGs and FUCOs is currently $141.0 million, or 27.2% of National's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) as of June 30, 2000 ($518 million). National is in compliance with and will continue to comply with the requirements of Rule 53(a)(2), (a)(3) and (a)(4). Further, none of the conditions or circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No State commission and no Federal commission, other than the Commission, has jurisdiction over any of the proposed transactions. Acquisitions undertaken in accordance with the Commission's order in this proceeding may, in some cases, be subject to pre-merger notification filings with various U.S. and/or foreign authorities. To the extent applicable, the applicants will comply with all such requirements before consummating any transaction.


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


ITEM 5.   PROCEDURE.
          ---------

     Applicants request that the Commission issue a notice of filing of this Application- Declaration as soon as practicable and that the Commission's order approving the transactions proposed herein be issued not later than December 1, 2000. If a hearing is ordered, applicants waive a recommended decision by a Hearing Officer, or any other responsible officer of the Commission, agree that the Division of Investment Management ("Division") may assist in the preparation of the Commission's decision, unless the Division opposes the matters proposed herein, and request that there be no waiting period between the issuance of the Commission's order and the date on which it becomes effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

     The following exhibits and financial statements are made a part of this Application- Declaration:

     (a)  Exhibits

          F    Opinion of counsel. (Filed herewith).

          G-1 Financial Data Schedule - per books. (Incorporated by reference to Exhibit 27 to the Quarterly Report of National and subsidiaries on Form 10-Q for the period ended June 30, 2000) (File No. 1-3880).

          G-2  Financial Data Schedule - pro forma. (Inapplicable).

          H    Proposed form of Federal Register Notice (Filed herewith).

     (b)  Financial Statements

          FS-1 Consolidated Balance Sheets of National and subsidiaries as of June 30, 2000. (Incorporated by reference to Quarterly Report on Form 10-Q of National for the period ended June 30, 2000). (File No. 1-3880).

          FS-2 Consolidated Statements of Income and Retained Earnings of
               National and subsidiaries for the period ending June 30, 2000. (Incorporated by reference to Quarterly Report on Form 10-Q of National for the period ended June 30, 2000). (File No. 1-3880).


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


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          ---------------------------------------

     The proposed transactions outlined herein involve no major action which will significantly adversely affect the quality of the U.S. environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the matters contemplated in this Application-Declaration.


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


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                      NATIONAL FUEL GAS COMPANY


                                      By: /s/ Philip C. Ackerman
                                         ------------------------------------
                                      Title: President


                                      NATIONAL FUEL GAS SUPPLY CORPORATION


                                      By: /s/ Dennis J. Seeley
                                         ------------------------------------
                                      Title: President


                                      SENECA RESOURCES CORPORATION


                                      By:  /s/ William M. Petmecky
                                         ------------------------------------
                                      Title: Senior Vice President and Secretary


                                      NATIONAL FUEL RESOURCES, INC.


                                      By:  /s/ William M. Petmecky
                                         ------------------------------------
                                      Title: Secretary and Treasurer


                                      UPSTATE ENERGY INC.


                                      By:  /s/ William M. Petmecky
                                         ------------------------------------
                                      Title: Secretary

Date: October 12, 2000


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